May 9, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the comments you raised in your letters dated March 20, 2006 and April 4, 2006 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2004 and the Form 10-Qs for the Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005. Below is each of your comments and Sovereign’s related responses.
Sovereign Bancorp Form 10 K for the year ended December 31, 2004
Other Assets, page 26
1.	We note that your response to comment 3 of our letter dated February 24, 2006 and the information you provided in your March 24, 2006 letter. Based on your response you believe the impact of changing the mode of accounting to account for your consigned precious metals as financings is not material to your previously issued financial statements. Please tell us the amount of the impact on pre-tax income for each of the years presented.
Sovereign Response
As we discussed in our response to you on March 24, 2006, treating the precious metals on consignment as financings achieves an accounting result consistent with our historical accounting model and has no impact on earnings.
However, there would be an earnings impact for the precious metals not on consignment that we historically carried at fair market value. For the precious metals not on consignment, we concluded that these assets should be carried at the lower of cost or market and not at fair value. We indicated in our March 24, 2006 response that because our entire precious metals position turns over continuously throughout the year, we do not believe that there could be a significant difference between our precious metals not on consignment at fair value compared to the cost of the precious metals not on consignment.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

The impact of carrying the precious metals not on consignment at the lower of cost or market for the years ending December 31, 2004, 2003, and 2002 is as follows:

	(In 000’s)
	2004	2003	2002
Reported pre-tax income	$581,222	$554,899	$466,555
Lower of cost or market adjustment on precious metals not on consignment	—	(601)	(454)

Percentage of pre-tax income	0%	-0.11%	-0.10%

At December 31, 2004, the cost of our precious metals not on consignment was $72.4 million versus market value of $70.3 million. Accordingly, as of December 31, 2004 our precious metals assets were properly stated at the lower of cost or market.
Note 21 — Derivative Instruments and Hedging Activities, page 77 and page 90
2.	We note your response to comment 4 of our letter dated February 24, 2006 and the information you provided during our March 10, 2006 conversation and in your March 13, 2006 letter. Based on the information provided, we understand that your initial and ongoing prospective and retrospective assessment testing for your fair value hedges of callable brokered CDs with callable swaps that included an up-front premium was largely an intuitive process that was qualitative in nature and that focused primarily on the effectiveness of the overall arrangement from an economic point of view rather than considering the ineffectiveness in the relationship between the hedged item and the hedging instrument from an SFAS 133 perspective. From a SFAS 133 perspective, the staff believes that the company has hedged only the fair value of the CD and not the all in cost of the CD including the broker fee as your most recent letter appears to imply. Given the number of factors that had the potential to cause ineffectiveness in these hedges, we do not believe that the initial and ongoing assessments you performed and documented met the requirements of paragraph 20b of SFAS 133. We therefore continue to believe that you did not meet the requirements of hedge accounting for these hedges. Please tell us how you propose to address the impact on your financial statements.
Sovereign Response
Sovereign continues to believe that we met the requirements for hedge accounting for our swaps that are hedging changes in fair value on our callable brokered CDs. There have been 5 comment and response letters (December 22, 2005, January 11, 2006, February 8, 2006, March 3, 2006 and March 13, 2006) with the SEC staff on this topic which have covered various points. We believe that the points support our conclusion that the swaps hedging our callable brokered CD met the requirements for hedge accounting under SFAS 133. As a result, we respectively disagree with the above comment and intend to appeal our conclusion to the Office of the Chief Accountant.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

3.	Based on the information you provided in your response to comment 9 of our letter dated January 25, 2006, we noted that you have changed your method for assessing hedge effectiveness as well as for measuring and recording hedge ineffectiveness beginning in the fourth quarter of 2005. Please tell us how each element (including any alternative methods) and the total design of the new methodology for assessing hedge effectiveness, as well as each element for measuring and recording ineffectiveness on a prospective and retrospective complies with paragraph 62 of SFAS 133 and DIG Issue No. E7.
Sovereign Response
Paragraph 62 requires that at the time an entity designates a hedging relationship; it must define and document the method it will use to assess the hedge’s effectiveness on a prospective and retrospective basis. That paragraph also states that ordinarily “an entity should assess effectiveness for similar hedges in a similar manner; use of different methods for similar hedges should be justified.” Furthermore, it requires that an entity use that defined and documented methodology consistently throughout the period of the hedge.
As we disclosed to you in previous responses, during the fourth quarter of 2005 Sovereign redesignated its cancelable brokered CD hedging relationships in order to begin using what it considers to be an improved effectiveness testing methodology. Under the new approach, Sovereign assesses the effectiveness of each hedging relationship with a dollar offset approach that compares the cumulative changes in fair value of each cancelable interest rate swap with the cumulative changes in fair value of the associated callable brokered CD attributable solely to changes in the designated benchmark interest rate in a series of parallel interest rate scenarios that includes the base case (non-shocked scenario), and + / — 50, 100, 150, and 200 basis point increments from the base case. This methodology is designed to function both as a retrospective and prospective assessment.
Sovereign measures hedge ineffectiveness as follows; the cumulative change in fair value of the cancelable interest rate swaps and brokered CDs attributable to changes in the hedged benchmark interest rate is computed based on the guidance in paragraphs 120A — 120D of SFAS 133 and equals the difference between two present value calculations, both as of the end of the quarter, that exclude and include, respectively, the effect of changes in the benchmark interest rate during the period from inception of the hedging relationship to the end of the quarter. The discount rates used for those two present value calculations each quarter are (a) the discount rate equal to the benchmark interest rate (the LIBOR swap rate) at the inception of the hedging relationship and (b) the discount rate equal to the benchmark interest rate at the inception of the hedging relationship adjusted (up or down) for changes in the benchmark rate from the inception of the hedging relationship to the ending date of the quarter for which the change in fair value is being calculated. Both present value calculations are computed using the estimated (i.e., contractual) future cash flows for the hedged item as of the end of the period for which the change in fair value is being calculated. (As noted in the footnote to paragraph 120C, the Board did not provide specific guidance on the discount rate that must be used in the calculation;

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

accordingly, the Company has specified that the discount rate should be based on the LIBOR benchmark interest rate at the inception of the hedging relationship.)
Sovereign’s effectiveness testing methodology involves the performance of a shock analysis, based on the methodology and interest rate scenarios listed above, for each hedging relationship every quarter. Sovereign then evaluates the entire set of effectiveness test results for each hedging relationship each quarter to determine if the hedging relationship qualifies as highly effective on both a retrospective and prospective basis. FAS 133 introduces this shock analysis concept of assessing effectiveness in the Section, “Illustrations of Assessing Effectiveness and Measuring Ineffectiveness,” in paragraphs 79, 83, and 94. Paragraph 94 explains how such an approach can be used “both at inception and on an ongoing basis.” (Paragraph 94 also discusses a “simpler method” that should produce “the same results” based on correlation of historical observations. We did not select such a method for this particular hedge relationship.)
Based on this new methodology Sovereign concluded based on past changes in fair value in different interest rate scenarios that the swaps had been highly effective, and we would expect them to continue to be highly effective. In connection with this re-designation in the fourth quarter, Sovereign recorded cumulative ineffectiveness of $1.4 million.
Sovereign continued to use this new methodology in 2006 and performed a quantitative assessment of hedge ineffectiveness in the first quarter of 2006 and determined that these swaps continued to be highly effective. We also recorded in first quarter earnings the actual measurement of hedge ineffectiveness which totaled $0.2 million.
The following example demonstrates the methodology that we use each quarter. Below is a summary of the critical terms of one of our callable brokered CDs and the swap hedging the change in fair value on the CD.

	Interest rate Swap	Brokered CD
Hedge Redesignation Date [1]	December 31, 2005	December 31, 2005
Trade Date	February 2, 2005	NA
Effective Date / Issue Date	February 28, 2005	February 28, 2005
Maturity date	August 28, 2008	August 28, 2008
Notional / Principal	15,000,000	15,000,000
Fixed Rate	4.00%	4.00%
Variable Interest Rate	3 month LIBOR	NA
Settlement Date	Quarterly	NA
Reset Date	28th day	NA

Option Terms
Purchased / Sold	Sold	Purchased
Style	Bermudan	Bermudan

Frequency	Semi-annual (Aug 28th / Feb 28th)	Semi-annual (Aug 28th / Feb 28th)

[1] Date that the fair value hedge was re-designated and we changed method of assessing hedge effectiveness from a qualitative method to a quantitative method.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

An example of the results of the testing for the above swap is as follows:

					Hedge	Hedge
	Redesignation		Interest Rate	Brokered	Ineffectiven	Effectiveness
Shock to Current Rates (bps)	Date	Test Date	Swap Change	CD Change	ess ($)%
-200	12/31/2005	3/31/2006	326,374	(333,354)	(6,980)	98%
-150	12/31/2005	3/31/2006	272,935	(280,173)	(7,238)	97%
-100	12/31/2005	3/31/2006	171,269	(178,741)	(7,471)	96%
-50	12/31/2005	3/31/2006	32,784	(40,466)	(7,682)	81%
0	12/31/2005	3/31/2006	(121,673)	113,805	(7,869)	107%
50	12/31/2005	3/31/2006	(281,055)	273,022	(8,034)	103%
100	12/31/2005	3/31/2006	(440,765)	432,588	(8,177)	102%
150	12/31/2005	3/31/2006	(599,174)	590,874	(8,300)	101%
200	12/31/2005	3/31/2006	(755,723)	747,319	(8,404)	101%
In the above table, the changes in the interest rate swap’s and brokered CD’s fair value attributable to changes in the benchmark interest rate since the inception of the hedging relationship equal the difference between two present value calculations, both as of the end of the quarter, that exclude and include, respectively, the effect of changes in the benchmark interest rate during the period from inception of the hedge to the end of the quarter. The discount rates used for those two present value calculations each quarter will be, respectively the discount rate equal to the benchmark interest rate (the LIBOR swap rate) at the designation date of the hedging relationship and the discount rate equal to the benchmark interest rate at the inception of the hedging relationship, adjusted (up or down) for changes in the benchmark rate from the inception of the hedge to the evaluation date. Both present value calculations are computed using the estimated (i.e., contractual) future cash flows as of the end of the period for which the change in fair value is being calculated.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

In the above example, Sovereign would record hedge ineffectiveness equal to $7,869 as detailed below:
Base Case Interest Rate Swap Change Summary

	Swap Value	Swaption Value	Total Value

12/31/05 rates	(258,379)	(21,980)	(280,359)
3/31/06 rates	(396,063)	(5,970)	(402,033)

	Change in Fair Value of Swap due to hedged risk		(121,673)

Base Case Brokered CD Change Summary

	CD Value	CD Option Value	Total Value

12/31/05 rates	(14,709,449)	21,980	(14,687,469)
3/31/06 rates	(14,579,634)	5,970	(14,573,664)

	Change in Fair Value of CD due to hedged risk		113,805

	Hedge ineffectiveness		(7,869)

4.	We note your response to comment 5 of our letter dated February 24, 2006 and the information you provided in your March 3, 2006 letter. Based on the information provided we continue to believe that your hedges of trust preferred securities that had terms that allowed you the option of deferring interest payments with swaps without a mirroring option did not meet the criteria in paragraph 68 of SFAS 133. We understand that because you believe that these hedges met the criteria in paragraph 68 you did not perform ongoing hedge effectiveness assessments for these hedges. Accordingly, we believe that you did not meet the requirements for these hedges. Please tell us how you propose to address the impact on your financial statements.
Sovereign Response
We respectively disagree with the above comment and intend to appeal our conclusion to the Office of the Chief Accountant.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 9, 2006

* * * * * * * *
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Sincerely
Mark R. McCollom
Chief Financial Officer